                                                                    Exhibit 99.2

LMS MEDICAL SYSTEMS INC.
CONTACT:
Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext.238 Fax: (514) 488-1880
www.lmsmedical.com / yves@lmsmedical.com

--------------------------------------------------------------------------------

For Immediate release

                  LMS ANNOUNCES FIRST QUARTER FINANCIAL RESULTS
           REVENUES MORE THAN DOUBLE OVER PREVIOUS YEAR Q1 TO $631,000

MONTREAL, QUEBEC, AUGUST 9, 2006 - LMS MEDICAL SYSTEMS (TSX: LMZ, AMEX: LMZ), a
healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics, today announced results of operations for the first quarter of F2007 ended June 30, 2006. All amounts are in Canadian dollars.

Revenues in Q1 2007 increased by 136% to $631,000 from $268,000 in Q1 2006. The increase in revenues is a result of new hospital installations of CALM clinical information systems, CALM risk management software and technical, maintenance support and other revenues resulting from a growing client base. LMS backlog of signed contracts has grown to $2.0 million. Identified sales opportunities currently total $25 million. The net loss for 2006 was in line with expectations at $2.55 million ($0.15 per share) compared to $2.46 million ($0.15 per share)
in 2005. Approximately one-half of the increase in expenditures of $0.4 million related to increased product management initiatives. The remainder of the increase related to increased development salaries and consulting expenses and increased administrative expenses. Non-cash stock based compensation expense totaled $0.35 million in Q1 2007 compared to $0.28 million in Q1 2006.

Cash, cash equivalents, short-term investments and investments held to maturity, as at June 30, 2006 totaled $5.6 million compared to $5.6 million as at March
31, 2006. The decrease of $2.25 million related to operating activities was offset by private placement financing inflows of $2.3 million, net of issue costs of $0.17 million.

FIRST QUARTER HIGHLIGHTS:

     o    Revenues more than double over Q1 the prior year;

     o    Back log of signed contracts has grown to $2.0 million;

     o    Identified sales opportunities up sharply to $25 million;

     o    LMS new product, CALM Shoulder Screen, continues to attract gratifying attention in the marketplace.

An expanded Management's Discussion and Analysis for the quarter, and previous periods, is accessible on the LMS website at www.lmsmedical.com and with
Company's regulatory filings in Canada at www.sedar.com and in the United States at www.sec.gov.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive

products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.